VIA EDGAR
May 2, 2008
Mr. Terence O’Brien
Securities and Exchange Commission
Division of Corporate Finance
Washington, D. C. 20549-7010

Re:	Eagle Materials Inc. File No. 001-12984
Dear Mr. O’Brien:
This shall serve as our response to your letter dated May 1, 2008, which relates to our response dated April 7, 2008 to the comments provided by the Staff in connection with the review of the Eagle Materials Inc. Form 10-K for the Fiscal Year Ended March 31, 2007, Form 10-Q for the Fiscal Quarter Ended December 31, 2007 and the Definitive Proxy Statement Filed June 26, 2007.
Form 10-K for Fiscal Year Ended March 31, 2007
1.	We note your response to prior comment 4 where you discuss your March 30, 2007 impairment analysis and recoverability of the Gypsum Wallboard segment’s assets. We further note your disclosure included in your recent periodic reports where you briefly explain that the downward trend in the Gypsum Wallboard segment sales were a result of the reduction in demand for residential housing. Please ensure that future filings address in detail the impact the residential housing market and resulting downward trend in Gypsum Wallboard segment sales has had or will have on the recoverability of segment assets, overall operations and whether or not you anticipate these factors will contribute to a future impairment charge. Section 501.02 of the Financial Reporting Codification contains guidance on the requirement for MD&A disclosure of uncertainties that could materially impact future operating results. An uncertainty over the ability to recover a material amount of assets should be disclosed unless management determines that the loss is “not reasonably likely to occur.”

Mr. Terence O’Brien
Securities and Exchange Commission
May 2, 2008

Company Response
1.	The Company confirms that in future filings it will, unless management determines that impairment loss or other effects of the trend or uncertainty are “not reasonably likely to occur”, address in detail the impact the adverse conditions in residential housing market and resulting downward trend in gypsum wallboard segment sales has had or will have on the recoverability of segment assets, overall operations and whether or not these factors will contribute to a future impairment charge. In doing so, the Company will take into account the guidance provided in Section 501.02 of the Financial Reporting Codification.

Very truly yours, Steven R. Rowley

cc:	James Graass Arthur R. Zunker, Jr.